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SEC FILE NUMBER
001-12815

CUSIP NUMBER
167250109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Chicago Bridge & Iron Company N.V.

Full Name of Registrant

Former Name if Applicable
Polarisavenue 31

Address of Principal Executive Office (Street and Number)
2132 JH Hoofddorp, The Netherlands

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Chicago Bridge & Iron Company N.V. (“CB&I” or the “Company”) is not able to timely file its quarterly report on Form 10-Q for the quarter ended March 31, 2006, which was due May 10, 2006.
Filing our Form 10-Q for the first quarter of 2006 depends upon completion of the following:
1.	Completion and filing of our Form 10-Q report for the quarter ended September 30, 2005.

2.	Completion and filing of our Form 10-K report for the year ended December 31, 2005.

3.	As previously disclosed, weaknesses in certain internal control processes with respect to certain projects were identified as part of the Company’s finalization of its financial statements for the third quarter of 2005 and for the year ended December 31, 2005. We are performing extended project review procedures on certain projects’ first quarter results to validate the efficacy of the actions taken by the Company to remediate these weaknesses, and thus to ensure proper reporting of our financial results.
We will file our Form 10-Q promptly upon completion of these items and preparation of our financial statements for the first quarter of 2006.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Walter G. Browning	(832)	513-1536
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The Company’s Quarterly Report on Form 10-Q for the Quarter ended September 30, 2005 and the Annual Report on Form 10-K for the year ended December 31, 2005 have not been filed.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☐*

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*To the extent adjustments are required to reflect the results of the extended project review effort referred to in Part III above, we will not be able to make an accurate comparison of first quarter 2006 results of operations with the results from the first quarter of 2005, until we have completed this extended project review effort.

Chicago Bridge & Iron Company N.V.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2006	By	Richard E. Goodrich
Acting Chief Financial Officer /s/ Richard E. Goodrich